Zodiac Exploration Inc.

TSX VENTURE: ZEX

July 26, 2011

Zodiac Provides Update on Operations in California

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE: ZEX) announces that based on further analysis of engineering and geological data from its 4-9 vertical test well, the Company has upgraded the Kreyenhagen formation to a primary target.

As previously reported, following a 24 ton fracture stimulation over a 30 foot siltstone interval in the Kreyenhagen formation, the 4-9 well flowed 29° API oil at an average rate of 24 bbls/day over a 9 day period prior to the well being shut in for a build up test.  The pressure test analysis indicated significant skin (formation) damage of approximately +13, which the Company believes can be addressed by optimizing stimulation procedures in future wells. The Inflow Performance Relationship (IPR) derived from the well test analysis demonstrated that a rate of 120 bbls per day could potentially be achieved with a pressure drawdown of 60% and the removal of formation damage from +13 to 0.  The reservoir is overpressured with 12,800 psi reservoir pressure and a gradient of approximately 0.9 psi per foot.  Porosity and permeability values derived from well log analysis indicate effective siltstone porosity ranging between 10 to 13%, with permeability ranging between 0.4 and 3.0 millidarcies.

 Murray Rodgers, President & CEO, commented, "to put these results into perspective, this test rate was generated from the stimulation of a 30 foot siltstone interval, while we have identified a total of 150 feet of siltstone  in this formation in the 4-9 wellbore.  It is significant that our geoscience team has also identified up to 500 feet of siltstone on other portions of Company acreage. We have now demonstrated that we can successfully place a hydraulic fracture into the Kreyenhagen siltstone which greatly enhances our ability to access the existing natural fractures present in the reservoir. As we improve our completion techniques, an increase in production performance can be achieved.  We believe we have identified a major light oil resource play however, additional testing and evaluation will be required to confirm the potential of the Kreyenhagen formation.”

The shales of the Kreyenhagen formation in the 4-9 well exhibit specific geological characteristics similar to, or in some cases, superior to, other successful source rock plays in North America.  Extensive analysis of well logs, drill cuttings and core data indicate high oil prone total organic content of up to 5.75% and sufficient maturity to assist in confirming the Company’s view that the Kreyenhagen shales are presently generating oil on Company lands.  The analysis indicates high shale porosity and permeability, averaging 5.7% and .06 millidarcies, respectively.  A pervasive natural fracture system that may enhance these reservoir parameters has also been identified.

Substantial gross formation thickness including both siltstones and shales range from 800 to over 1,000 feet across Company lands.  While not expected to be prospective on all Company lands, the Kreyenhagen formation is present on the entire 86,000 net acres controlled by the Company.

For comparison, net siltstone reservoir thicknesses in the Bakken formation in North Dakota and Saskatchewan ranges between 20-30 feet on average.

The Company also announces that in addition to the on-going completion and testing program for the 4-9 well in King’s County, California, the Company's 1-10 appraisal well has reached a total drilling depth of 13,515 feet and the Company is now preparing to set the intermediate casing string.  The 1-10 well reached this depth within 36 days from spud, versus 57 days to a similar depth in the 4-9 well.  The 1-10 well is located approximately one mile east of the 4-9 well, and is planned as the Company’s first horizontal well.  The 4-9 well test results, combined with geological and geophysical data gathered to date, will determine the placement of the horizontal leg in the 1-10 well.  A large independent oil and gas producer has elected to participate in the drilling of the 1-10 well with a 20% working interest.

Results of the Lower Vaqueros completion in the 4-9 well are still being analysed, and the Company expects to commence testing operations on the Whepley formation the first week in August.

For more information, please contact

Zodiac Exploration Inc.		Zodiac Exploration Inc.
Randy Neely	or	Murray Rodgers
Chief Financial Officer		President & CEO
(403) 444-7848		(403) 444-7844

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws.  All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "continuous", "estimate", "expect", “intends”, "may", "will", “plan”, "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements with respect to potential flow rates for the Company's 4-9 well, the potential to increase production performance in the Kreyenhagen formation and reservoir characteristics in the Kreyenhagen formation.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: general economic conditions in Canada, the United States and globally, the risks associated with the oil and gas industry, commodity prices and exchange rate changes.  Industry related risks could include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other operational difficulties; the uncertainty of estimates and projections of costs and expenses; unanticipated operating events or performance which can delay exploration plans; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates and the general stability of the economic and political environment in which the Company operates.  Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.